UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-32697
American Apparel, LLC
(Formerly known as American Apparel, Inc.)
(Exact name of registrant as specified in its charter)
747 Warehouse Street
Los Angeles, California 90021-1106
(213) 488-0226
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $0.0001 par value per share
Preferred Stock Purchase Rights
Units of American Apparel, LLC
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 20
On October 5, 2015, American Apparel, Inc. (the "Company") and certain of its domestic subsidiaries filed voluntary petitions in the United States Bankruptcy Court of the District of Delaware (the “Court”). On January 27, 2016, the Court entered an order confirming the Company's First Amended Joint Plan of Reorganization of the Debtors and Debtors in Possession (the "Plan"), under which, on February 5, 2016, the Effective Date of the Plan, all shares of common stock and other equity interests in the Company were cancelled and terminated, and the Company was converted into a Delaware limited liability company with membership interests issued in accordance with the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Apparel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN APPAREL, LLC (as successor by conversion to American Apparel, Inc.)

Date: February 5, 2016	By:	/s/ Hassan Natha
	Name:	Hassan N. Natha
	Title:	Executive Vice President and Chief Financial Officer